Exhibit 99.9
DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse

The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Transmitted by facsimile to : 212 656 5893
Number of pages : 1

Paris, 16th of April 2007
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 6,000,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending March 31, 2007, through trades executed at the Paris Stock Exchange. Furthermore, TOTAL S.A. cancelled 33,005,000 of its ordinary shares on January 10, 2007. Before these operations, TOTAL S.A. held 59,982,603 shares in its treasury. In addition, on March 31, 2007, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 133,308,871 of its ordinary shares at this date.

Very truly yours,

C. PARIS de BOLLARDIERE
Treasurer